

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 12, 2017

Via E-mail
Steven Morris
Chief Executive Officer
BioLife4D Corporation
318 Half Day Road, Suite 201
Buffalo Grove, Illinois 60089

    Re: **BioLife4D Corporation**
            Draft Offering Statement on Form 1-A
            Submitted August 22, 2017
            CIK No. 0001714919

Dear Mr. Morris:

        We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular Cover Page

1. Please provide a specific maximum duration of the offering. Please also revise the disclosure from the plan of distribution regarding management's absolute discretion to extend the offering to specify when and for how long the offering may be extended and add such disclosure to the offering circular cover page. See Rule 251(d)(3)(i)(F) of Regulation A. In addition, we note the disclosure on page 9 that the company plans to begin the proposed sale within two calendar days after qualification but that this plan may change. Please advise how this is consistent with Rule 251(d)(3)(i)(F).

Use of Proceeds to the Company, page 34

2. We note the disclosure on page 34 that you may reallocate portions of the net proceeds reserved from one category to another or add additional categories and that you have broad discretion in doing so. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly. In addition, we note that a significant portion of the allocation of proceeds is to working capital. Given the lack of operations to date, provide more specificity of the use of proceeds allocated to working capital. Lastly, we note the $600,000 note payable that has a mandatory payment provision if the company raises proceeds in excess of $600,000. Please revise the use of proceeds table to clearly reflect the repayment of this note and the interest. Provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Description of the Business, page 43

3. Please provide a more detailed discussion of your proposed business development, with more specific disclosure on the amount of time necessary to develop your proposed business and the FDA regulatory process for any proposed product you develop.

Security Ownership of Management and Certain Securityholders, page 64

4. We note your disclosure that there are options outstanding for 60,000 non-voting common shares. Please tell us how your financial statements comply with the accounting and disclosure requirements under FASB ASC 718.

Securities Being Offered, page 66

5. On page 67 you state, "[t]here are no restrictions on alienability of the Non-Voting Common Stock in the corporate documents other than a right of first refusal and those disclosed in this Offering Circular." Please revise to clarify whether there are any restrictions on alienability other than the right of first refusal.

Signatures, page 75

6. Please have the company's principal financial officer and principal accounting officer sign the Form 1-A. See Instruction 1 to Signatures of Form 1-A.

Exhibits

7. We note that you have filed as exhibits notes representing $300,000 of the $600,000 of outstanding loans. Please file as exhibits the remaining notes or advise.

Statement of Changes in Members' Equity, page FS-7

8. Your presentation of 1 share of common stock and 240,000 shares of preferred stock appears to be inconsistent with your presentation on the balance sheet on page FS-5 which shows zero shares of common stock and zero shares of preferred stock outstanding. This presentation also appears to be inconsistent with your disclosure on page 64 and 65 which states there are 10,200,000 shares of common stock and 88,500 shares of non-voting common stock outstanding. In addition, we note from exhibit 1A-2A the company has authorized only voting and non-voting common stock. Please revise your filing to provide consistent disclosure on the types of shares outstanding (i.e., common, non-voting common, preferred) and the actual number of shares outstanding.

Note 2 – Loans from Shareholders, page FS-10

9. Your disclosure that 240,000 shares of non-voting preferred stock were issued to the long-term noteholders appears to be inconsistent with your disclosure on page 55 and 66 which states 240,000 shares of common stock were issued. Please clarify and revise.

10. In addition, please tell us how you accounted for the 240,000 shares of common stock issued in conjunction with the $600,000 in promissory notes and site the specific authoritative literature you utilized to support your accounting treatment.

You may contact Brian McAllister at (202) 551-3329 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

Cc: Jillian Sidoti, Esq.
    Trowbridge Sidoti LLP